Himalaya Shipping Ltd. (HSHP) – Conversion to fixed rate time charters for four vessels

Hamilton, Bermuda, July 23, 2025

The Company has agreed to convert the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$35,300 per day, gross, from August 1, 2025 to September 30, 2025.

In addition, the above vessels will continue to earn scrubber benefits according to the terms of the existing time charter agreements.

Following the conversion, the Company will have the following average rates fixed for vessels that were previously on index-linked charters:

August 1 to September 30, 2025: 6 vessels at an average of approximately US$34,100 per day, gross.
October 1 to December 31, 2025: 2 vessels at an average of approximately US$31,800 per day, gross.

For further queries, please contact:
Lars-Christian, Contracted CEO
Telephone +47476 38756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under "Item 3. Key Information --- D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.